Exhibit 99.6

NOTICE OF RELIANCE

SECTION 13.4 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 4, 2022

BELL CANADA
By:	(signed) Thierry Chaumont

Name:	Thierry Chaumont

Title:	Senior Vice-President, Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)

For the periods ended June 30, 2022 and 2021

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2021 and the unaudited consolidated interim financial report for the six months ended June 30, 2022.

For the periods ended June 30:

	BCE INC.				BELL CANADA CONSOLIDATED				SUBSIDIARIES OF BCE INC.				CONSOLIDATING				BCE INC.
	(“CREDIT SUPPORTER”)(2)				(“CREDIT SUPPORT ISSUER”)				OTHER THAN BELL CANADA(3)				ADJUSTMENTS(4)				CONSOLIDATED
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	-	-	-	-	5,861	5,699	11,712	11,405	-	-	-	-	-	(1)	(1)	(1)	5,861	5,698	11,711	11,404
Net earnings from continuing operations attributable to owners	631	717	1,542	1,391	671	874	1,599	1,571	55	36	92	69	(726)	(910)	(1,691)	(1,640)	631	717	1,542	1,391
Net earnings attributable to owners	631	717	1,542	1,391	671	874	1,599	1,571	55	36	92	69	(726)	(910)	(1,691)	(1,640)	631	717	1,542	1,391

As at June 30, 2022 and December 31, 2021, respectively:

	BCE INC.		BELL CANADA CONSOLIDATED		SUBSIDIARIES OF BCE INC.		CONSOLIDATING		BCE INC.
	(“CREDIT SUPPORTER”)(2)		(“CREDIT SUPPORT ISSUER”)		OTHER THAN BELL CANADA(3)		ADJUSTMENTS(4)		CONSOLIDATED
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total Current Assets	965	561	7,517	6,826	384	292	(2,564)	(1,481)	6,302	6,198

Total Non-current Assets	24,779	23,804	55,353	54,140	39	38	(18,443)	(17,416)	61,728	60,566

Total Current Liabilities	2,285	1,672	9,947	8,841	81	81	(2,564)	(1,481)	9,749	9,113

Total Non-current Liabilities	21	58	33,913	34,066	–	–	582	586	34,516	34,710

(1)

The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.